Baker & McKenzie LLP
1114 Avenue of the Americas
New York, New York 10036

May 31, 2006

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
CastlePoint Holdings, ltd.
Registration Statement on Form S-1

Ladies and Gentlemen:

        Attached for filing on behalf of our client, CastlePoint Holdings, Ltd., a Bermuda corporation (the "Company"), pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), is a Registration Statement on Form S-1, including exhibits (the "Form S-1"), for registration of its common shares for resale by the selling shareholders as described therein.

        The registration fee in the amount of $34,816 has been calculated pursuant to Rule 457(c) under the Securities Act. The registration fee has been remitted to the Securities and Exchange Commission's account at Mellon Bank by wire transfer.

        Should you have any questions pertaining to this filing, please call the undersigned at (212) 891-3971.

Sincerely yours,
/s/ ROSLYN TOM Roslyn Tom